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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                                FINAL AMENDMENT

                         ISSUER TENDER OFFER STATEMENT

   (Pursuant to Section 13(e)(1) of the Securities and Exchange Act of 1934)

                          U.S. Office Products Company
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                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                 5 1/2% Convertible Subordinated Notes due 2001
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                         (Title of Class of Securities)

                                  912 325 AA5
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                     (CUSIP Number of Class of Securities)

                                 Thomas Morgan
                     President and Chief Executive Officer
                          U.S. Office Products Company
               1025 Thomas Jefferson Street, N.W.--Suite 600 East
                             Washington, D.C. 20007
                                 (202) 339-6700
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

           George P. Stamas, Esq.                            Mark D. Director
         Wilmer, Cutler & Pickering              Executive Vice President--Administration,
             2445 M Street, N.W.                       General Counsel and Secretary
           Washington, D.C., 20037                     U.S. Office Products Company
               (202) 663-6000                       1025 Thomas Jefferson Street, N.W.
                                                              Suite 600 East
                                                          Washington, D.C. 20007
                                                              (202) 339-6700

                                  May 1, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
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Transaction Valuation*                                      Amount of Filing Fee
$143,750,000                                                             $28,750
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*Calculation of Filing Fee: The Transaction Valuation is based upon the value of the 5 1/2% Convertible Subordinated Notes due 2001 to be acquired in exchange for shares of Common Stock, par value $.001, of the Company.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously       $42,407
Paid:
Registration No:        333-49531
Filing Party:           U.S. Office Products
                        Company
Form:                   S-4
Date Filed:             April 7, 1997
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
    This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4, dated May 1, 1998, of U.S. Office Products Company, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange shares of its common stock, par value $.001 per share (the "Common
Stock") for any and all of its outstanding 5 1/2% Convertible Subordinated Notes due 2001 (the "Notes") at an exchange ratio of 61.843 shares of Common Stock per
$1,000 principal amount of Notes (the "Exchange Offer"). The Exchange Offer expired at 12:00 midnight, New York City time on May 29, 1998.

ITEM 1. SECURITY AND ISSUER.

    (a) No change.

    (b) Notes with an aggregate principal amount of $130,989,000 were properly tendered and have been accepted for exchange. The Company has issued 8,100,741 shares of Common Stock and paid $199 in cash in lieu of issuing fractional shares in exchange for Notes tendered pursuant to the Exchange Offer. The
Company also paid $2,381,453 for accrued interest on the Notes through May 29, 1998.

    (c) No change.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The Company has issued 8,100,741 shares of Common Stock and paid $199 in cash in lieu of issuing fractional shares in the Exchange Offer.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
       OF THE ISSUER OR AFFILIATE.

    No change.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
       WITH RESPECT TO THE ISSUER' SECURITIES.

    No change.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No change.

ITEM 7. FINANCIAL INFORMATION.

    No change.

ITEM 8. ADDITIONAL INFORMATION.

    No change.

                                       2
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     *(a)        (i)  Offering Circular/Prospectus dated May 1, 1998.

     *(a)       (ii)  Letter of Transmittal.

     *(a)      (iii)  Letter from BancAmerica Robertson Stephens to Brokers, Dealers, Commercial
                      Banks, Trust Companies and Nominees.

     *(a)       (iv)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Nominees.

     *(a)        (v)  Press Release dated May 1, 1998.

      (a)       (vi)  Press Release dated June 1, 1998.

      (b)  None.

      (c)        (i)  Agreement between U.S. Office Products Company and Jonathan J. Ledecky.

     *(c)       (ii)  Investment Agreement dated as of January 12, 1998 as amended, February 3,
                      1998 between U.S. Office Products Company and CDR-LC Acquisition, L.L.C.

     *(d)  Opinion of Wilmer, Cutler & Pickering regarding tax matters.

      (e)  See Exhibit (a)(1).

      (f)  None.

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*   Previously filed.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                U.S. OFFICE PRODUCTS COMPANY

                                By:  /s/ THOMAS MORGAN
                                     -----------------------------------------
                                     Name: Thomas Morgan
                                     Title: President and Chief Executive
                                     Officer
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Dated: June 11, 1998

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